UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

58.COM INC.

(Name of the Issuer)

58.com Inc.
Quantum Bloom Group Ltd
Quantum Bloom Company Ltd

Warburg Pincus China-Southeast Asia II (Cayman), L.P.
Warburg Pincus China-Southeast Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II Partners, L.P.
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
Polarite Gem Holdings Group Ltd
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) III, L.P.
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic LLC
GAP (Bermuda) Limited
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Singapore Interholdco Ltd.
General Atlantic Singapore Fund Pte. Ltd.
General Atlantic Singapore 58 Pte. Ltd.
General Atlantic Singapore 58TP Pte. Ltd.
Mr. Nanyan Zheng
Mr. Tianyi Jiang
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Magical Site Limited
Mr. Jinbo Yao
Nihao China Corporation
Internet Opportunity Fund LP
Tencent Holdings Limited
Ohio River Investment Limited
THL E Limited
Huang River Investment Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

31680Q104**

31680Q906***

(CUSIP Number)

58.com Inc. Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China Tel: +86 10 5956-5858	Quantum Bloom Group Ltd Quantum Bloom Company Ltd Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China Tel: +86 10 5956-5858

Warburg Pincus China-Southeast
Asia II (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners
(Cayman), L.P.
Warburg Pincus China-Southeast
Asia II Partners, L.P.
Warburg Pincus (Callisto) Global
Growth (Cayman), L.P.
Warburg Pincus (Europa) Global
Growth (Cayman), L.P.
Warburg Pincus Global Growth-B
(Cayman), L.P.
Warburg Pincus Global Growth-E
(Cayman), L.P.
WP Global Growth Partners
(Cayman), L.P.
Warburg Pincus Global Growth
Partners (Cayman), L.P.
Polarite Gem Holdings Group Ltd
c/o Warburg Pincus LLC,

450 Lexington Ave, New York,

NY 10017

c/o Warburg Pincus Asia LLC,
Suite 6703, Two International
Finance Center, Central, Hong Kong
People’s Republic of China
Tel: +1 (212) 878-0600

General Atlantic Singapore
Fund Pte. Ltd.
General Atlantic Singapore
58 Pte. Ltd.
General Atlantic Singapore
58TP Pte. Ltd.
 8 Marina View, #41-04,
Asia Square Tower 1,
Singapore 018960
Tel: +65 6661-6700	General Atlantic Partners
(Bermuda) IV, L.P.
General Atlantic Partners
(Bermuda) III, L.P.
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic LLC
GAP (Bermuda) Limited
General Atlantic GenPar
(Bermuda), L.P.
General Atlantic Singapore
Interholdco Ltd.
 c/o General Atlantic Service
Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1 (212) 715-4000

Nanyan Zheng
Tianyi Jiang
 Ocean Link Partners II GP Limited
 Ocean Link Partners II GP, L.P.
 Ocean Link Partners II, L.P.
 Ocean Magical Site Limited
Room 1220, Unit 02A, 12/F,
International Commerce Centre,
1 Austin Road, West Kowloon, Hong Kong,
People’s Republic of China
Tel: +852 3669 8586	Jinbo Yao Nihao China Corporation Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, People’s Republic of China Tel: +86 10 5956-5858	Tencent Holdings Limited
Ohio River Investment Limited
THL E Limited
Huang River Investment Limited
 c/o 29/F, Three Pacific Place,
No. 1 Queen’s Road East,
Wanchai, Hong Kong,
People’s Republic of China
Tel: +852 3148 5100

Internet Opportunity Fund LP
 PO Box 309,
Ugland House, Grand Cayman,
KY 1-1104, Cayman Islands
Tel: +86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares
**	This CUSIP applies to the American depositary shares, each representing two Class A ordinary shares
***	This CUSIP applies to the Restricted American depositary shares, each representing two Class A ordinary shares

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong, People’s Republic of China Tel: +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District, Beijing 100004 People’s Republic of China Tel: +86 10 6535-5577	Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America Tel: +1-650-988-8500	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong, People’s Republic of China Tel: +852 3972 4955

Matthew W. Abbott, Esq. Neil Goldman, Esq. Judie Ng Shortell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas, New York, NY 10019 Tel: +1 212 373 3000	Daniel Dusek, Esq. Xiaoxi Lin, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong, People’s Republic of China Tel: +852 3761 3300	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong, People’s Republic of China Tel: +852 3476 9000	Miranda So, Esq. Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong, People’s Republic of China Tel: +852 2533 3373

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$5,850,013,059.80	US$759,331.70

*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of US$28.00 per share for the 203,159,849 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 2,376,780 ordinary shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 multiplied by US$18.41 per share (which is the difference between the US$28.00 per share merger consideration and the weighted average exercise price of US$9.59 per share) plus (c) the product of 4,206,456 outstanding restricted stock units that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by US$28.00 per unit ((a), (b), and (c) together, the “Transaction Valuation”).

**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (“this Amendment“), together with the exhibits hereto and as amended (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) 58.com Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.00001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d)Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II Partners, L.P., Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., WP Global Growth Partners (Cayman), L.P. and Warburg Pincus Global Growth Partners (Cayman), L.P., each an exempted limited partnership formed under the laws of the Cayman Islands (collectively, the “Warburg Entities”); (e) Polarite Gem Holdings Group Ltd, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“WP SPV,” and, together with the Warburg Entities, collectively “Warburg Pincus”); (f) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership and General Atlantic Partners (Bermuda) III, L.P. (collectively, the “GA Bermuda Funds”); (g) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GA CDA”), GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), and GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III,” and, together with GA CDA, GAPCO V and GAPCO IV, collectively, the “GA Delaware Funds”); (h) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GA GenPar Bermuda”); (i) General Atlantic LLC, a Delaware limited liability company (“GA LLC”); (j) GAP (Bermuda) Limited, a Bermuda exempted company (“GA Bermuda”); (k) General Atlantic Singapore Interholdco Ltd., a Bermuda exempted company (“GA Interholdco”); (l) General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA Fund”); (m) General Atlantic Singapore 58 Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA SPV I”), (n) General Atlantic Singapore 58TP Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA SPV II,” and, together with the GA Bermuda Funds, the GA Delaware Funds, GA GenPar Bermuda, GA LLC, GA Bermuda, GA Interholdco, GA Fund and GA SPV I, collectively, “General Atlantic” or the “General Atlantic Filing Persons”); (o) Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”); (p) Mr. Tianyi Jiang, a Hong Kong permanent resident (“Mr. Jiang”); (q) Ocean Link Partners II GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link GP”); (r) Ocean Link Partners II GP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Partners”); (s) Ocean Link Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Fund II”); (t) Ocean Magical Site Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link SPV,” and, together with Mr. Zheng, Mr. Jiang, Ocean Link GP, Ocean Link Partners and Ocean Link Fund II, collectively, “Ocean Link”); (u) Mr. Jinbo Yao, chairman of the board of directors, chief executive officer and founder of the Company (“Mr. Yao”); (v) Nihao China Corporation, a company incorporated under the Laws of the British Virgin Islands (“Nihao”); (w) Internet Opportunity Fund LP, an exempted limited partnership formed under the laws of the Cayman Islands (“Internet Opportunity Fund”); (x) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent Holdings”); (y) Ohio River Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“Ohio River”); (z) THL E Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“THL E”); and (aa) Huang River Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“Huang River,” and, together with Ohio River and THL E, collectively the “Other Rollover Shareholders”; and, together with Tencent Holdings collectively, the “Other Rollover Entities”). Mr. Yao, Nihao and GA SPV I are collectively referred to as the “Supporting Shareholders.” Mr. Yao, Nihao and the Other Rollover Shareholders are collectively referred to as the “Rollover Shareholders.” Filing Persons (b) through (w) are collectively referred to herein as the “Buyer Group.” Filings persons (b) through (aa) are collectively referred to herein as the “Participants.”

1

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 2	Subject Company Information

Item 2 is hereby amended and supplemented as follows:

(f)       Prior Stock Purchase.

The disclosure in the Proxy Statement under the heading “Transactions in the Shares and ADSs” is hereby amended and supplemented by replacing the table set forth in such section as follows:

Purchaser	Period	Total Number of Shares Purchased	Range of Prices Paid per Share ($)	Average Price Paid per Share ($)
Jinbo Yao	Third Quarter 2018	34,988	$0.00	$0.00
	Third Quarter 2019	61,414	$0.00	$0.00
Jiandong Zhuang	Second Quarter 2018	6,882	$0.00	$0.00
	Third Quarter 2018	43,580	$0.00	$0.00
	Fourth Quarter 2018	7,334	$0.00	$0.00
	First Quarter 2019	11,026	$0.00	$0.00
	Second Quarter 2019	7,430	$0.00	$0.00
	Third Quarter 2019	55,640	$0.00	$0.00
	Fourth Quarter 2019	60,000	$0.00	$0.00
	First Quarter 2020	4,936	$0.00	$0.00
Mingke He	Third Quarter 2018	57,912	$0.00	$0.00
	First Quarter 2019	7,064	$0.00	$0.00
	Third Quarter 2019	57,628	$0.00	$0.00
	First Quarter 2020	2,956	$0.00	$0.00
Hao Zhou	Third Quarter 2018	43,062	$0.00	$0.00
	First Quarter 2019	9,442	$0.00	$0.00
	Third Quarter 2019	53,012	$0.00	$0.00
	Fourth Quarter 2019	120	$0.00	$0.00
	First Quarter 2020	4,144	$0.00	$0.00
Wei Ye	Third Quarter 2018	3,272	$0.00	$0.00
	Fourth Quarter 2018	8,856	$0.00	$0.00
	First Quarter 2019	3,104	$0.00	$0.00
	Third Quarter 2019	8,070	$0.00	$0.00
	Fourth Quarter 2019	9,908	$0.00	$0.00
	First Quarter 2020	1,068	$0.00	$0.00
Hongyu Xing	Third Quarter 2018	24,268	$0.00	$0.00
	Fourth Quarter 2018	40,000	$0.00	$0.00
	First Quarter 2019	27,370	$0.00	$0.00
	Second Quarter 2019	8,216	$0.00	$0.00
	Third Quarter 2019	24,194	$0.00	$0.00
	Fourth Quarter 2019	20,000	$0.00	$0.00
	First Quarter 2020	6,916	$0.00	$0.00
Minghui Xiang	Second Quarter 2018	376	$0.00	$0.00
	Third Quarter 2018	4,734	$0.00	$0.00
	Fourth Quarter 2018	280	$0.00	$0.00
	First Quarter 2019	5,460	$0.00	$0.00
	Second Quarter 2019	376	$0.00	$0.00
	Third Quarter 2019	3,456	$0.00	$0.00
	Fourth Quarter 2019	20,730	$0.00	$0.00
	First Quarter 2020	1,068	$0.00	$0.00

Item 5	Past Contracts, Transactions, Negotiations and Agreements

Item 5 is hereby amended and supplemented by the disclosure under Item 2 in this Amendment.

Item 11	Interest in Securities of the Subject Company

Item 11 is hereby amended and supplemented by the disclosure under Item 2 in this Amendment.

2

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated August 7, 2020.*

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*

(a)-(4)	Form of Depositary Notice and Form of ADS Voting Instruction Card, each incorporated herein by reference to Annex G to the Proxy Statement.*

(a)-(5)	Press Release issued by the Company, dated June 15, 2020, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 16, 2020.*

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on April 29, 2020.*

(a)-(7)	Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on June 29, 2020.*

(b)-(1)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and the Warburg Entities.*

(b)-(2)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and GA Fund, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC by General Atlantic on June 17, 2020.*

(b)-(3)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and Ocean Link Fund II.*

(b)-(4)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and Internet Opportunity Fund, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020.*

(b)-(5)	Debt Commitment Letter, dated June 5, 2020, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020.*

(c)-(1)	Opinion of Houlihan Lokey, dated June 15, 2020, incorporated herein by reference to Annex B to the Proxy Statement.*

(c)-(2)	Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 12, 2020.*

(c)-(3)	Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 15, 2020.*

(d)-(1)	Agreement and Plan of Merger, dated June 15, 2020, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 to the Proxy Statement.*

(d)-(2)	Support Agreement, dated June 15, 2020, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Annex D to the Proxy Statement.*

(d)-(3)	Limited Guarantee, dated June 15, 2020, by the Warburg Entities in favor of the Company.*

(d)-(4)	Limited Guarantee, dated June 15, 2020, by GA Fund in favor of the Company, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed with the SEC by General Atlantic on June 17, 2020.*

(d)-(5)	Limited Guarantee, dated June 15, 2020, by Ocean Link Fund II in favor of the Company.*

3

(d)-(6)	Limited Guarantee, dated June 15, 2020, by Internet Opportunity Fund in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020.*

(d)-(7)	Interim Investors Agreement, dated June 15, 2020, by and among Parent, Merger Sub, Mr. Yao, Internet Opportunity Fund, WP SPV, GA SPV II and Ocean Link SPV, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020.*

(d)-(8)	Rollover Agreement, dated June 15, 2020, by and among Parent and the Other Rollover Shareholders, incorporated herein by reference to Exhibit 2 to the Schedule 13D/A filed with the SEC by Tencent Holdings and the other reporting persons named therein on June 17, 2020.*

(d)-(9)	Plan of Merger to be executed by and between the Company and Merger Sub, incorporated herein by reference to Annex A-2 to the Proxy Statement.*

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the Proxy Statement.*

(g)	Not applicable.

*	Previously filed.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2020

58.com Inc.
By:	/s/ Robert Frank (Bob) Dodds, Jr.
Name: Robert Frank (Bob) Dodds, Jr.
Title: Member of the Special Committee

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Quantum Bloom Group Ltd
By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Quantum Bloom Company Ltd
By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Polarite Gem Holdings Group Ltd

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Warburg Pincus China-Southeast Asia II (Cayman), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS CHINA-SOUTHEAST ASIA II-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WP CHINA-SOUTHEAST ASIA II PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS CHINA-SOUTHEAST ASIA II PARTNERS, L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic LLC

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP (Bermuda) Limited

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic GenPar (Bermuda), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Partners (Bermuda) IV, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Partners (Bermuda) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore Interholdco Ltd.

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore Fund Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore 58 Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore 58TP Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Nanyan Zheng
/s/ Nanyan Zheng

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Tianyi Jiang
/s/ Tianyi Jiang

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II GP Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II GP, L.P.
By: Ocean Link Partners II GP Limited, its general partner

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II, L.P.
By: Ocean Link Partners II GP, L.P., its general partner
By: Ocean Link Partners II GP Limited, its general partner

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Magical Site Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Jinbo Yao
/s/ Jinbo Yao

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Internet Opportunity Fund LP
By:	Internet Opportunity Company, its general partner

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Nihao China Corporation

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Tencent Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ohio River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

THL E Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Huang River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]